UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 23 February, 2023

Commission File Number 1-31615

Sasol Limited

50 Katherine Street

Sandton 2196

South Africa

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

ENCLOSURES:

Unaudited interim financcial statements for the six months ended 31 December 2022

UNAUDITED INTERIM FINANCIAL STATEMENTS for the six months ended 31 December 2022 SASOL LIMITED Delivering with Purpose FUTURE SASOL

SASOL LIMITED GROUP

The unaudited interim financial statements are presented on a condensed consolidated basis.

INCOME STATEMENT
for the period ended

	Half year 31 Dec 22 Rm	Half year 31 Dec 21 Rm	Full year 30 Jun 22 Rm
Turnover	**151 750**	119 911	275 738
Materials, energy and consumables used	**(83 644)**	(56 205)	(126 991)
Selling and distribution costs	**(4 849)**	(4 085)	(8 677)
Maintenance expenditure	**(7 153)**	(6 206)	(13 322)
Employee-related expenditure	**(16 396)**	(16 031)	(32 455)
Exploration expenditure and feasibility costs	**(285)**	(167)	(366)
Depreciation and amortisation	**(8 064)**	(6 935)	(14 073)
Other expenses and income[1]	**(1 657)**	(12 781)	(31 468)
Translation gains/(losses)	**776**	(119)	693
Other operating expenses and income	**(2 433)**	(12 662)	(32 161)
Equity accounted profits, net of tax	**905**	995	3 128
Operating profit before remeasurement items	**30 607**	18 496	51 514
Remeasurement items affecting operating profit[2]	**(6 403)**	5 813	9 903
Earnings before interest and tax (EBIT)	**24 204**	24 309	61 417
Finance income	**933**	433	1 020
Finance costs	**(4 362)**	(3 537)	(6 896)
Earnings before tax	**20 775**	21 205	55 541
Taxation	**(6 077)**	(5 152)	(13 869)
Earnings for the period	**14 698**	16 053	41 672
Attributable to			
Owners of Sasol Limited	**14 577**	14 978	38 956
Non-controlling interests in subsidiaries[3]	**121**	1 075	2 716
	14 698	16 053	41 672

	Rand	Rand	Rand
Per share information			
Basic earnings per share	**23,23**	23,98	62,34
Diluted earnings per share[4]	**22,85**	23,68	61,36

1 Other expenses and income decreased compared to the prior period mainly due to gains of R5,1 billion on the valuation of financial instruments and derivative contracts compared to losses of R5,3 billion in the prior period.

2 Remeasurement items affecting operating profit includes:
- R3,6 billion reversal of impairment of our Tetramerization cash generating unit (CGU) in the United States of America (US);
- Impairments of our Secunda liquid fuels refinery (R8,1 billion), South African Wax CGU (R0,9 billion) and China Essential Care Chemicals (ECC) CGU (R0,9 billion);
- A profit on partial disposal of an interest in the Area A5-A offshore exploration license in Mozambique (R266 million); and
- Realisation of foreign currency reserves following the liquidation of subsidiaries (R251 million).

3 Decrease mainly as a result of the disposal of 30% of Sasol's shareholding in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO) on 29 June 2022, which was previously accounted for as a subsidiary and is now accounted for as an associate.

4 The impact of the convertible bond on diluted earnings per share, (R0,02), was limited for this reporting period due to weighting the number of potentially dilutive shares.

The notes on pages 7 to 16 are an integral part of these condensed consolidated interim financial statements.

SASOL INTERIM FINANCIAL STATEMENTS 2023 2

STATEMENT OF COMPREHENSIVE INCOME

for the period ended

	Half year 31 Dec 22 Rm	Half year 31 Dec 21 Rm	Full year 30 Jun 22 Rm
Earnings for the period	**14 698**	16 053	41 672
Other comprehensive income, net of tax			
Items that can be subsequently reclassified to the income statement	**3 070**	3 729	(92)
Effect of translation of foreign operations	**3 329**	8 173	7 026
Effect of cash flow hedges	**–**	530	1 110
Foreign currency translation reserve on liquidation/disposal of business reclassified to the income statement[1]	**(251)**	(4 863)	(8 024)
Tax on items that can be subsequently reclassified to the income statement	**(8)**	(111)	(204)
Items that cannot be subsequently reclassified to the income statement	**366**	207	1 616
Remeasurements on post-retirement benefit obligations	**527**	266	2 415
Fair value of investments through other comprehensive income	**(7)**	19	(54)
Tax on items that cannot be subsequently reclassified to the income statement	**(154)**	(78)	(745)
Total comprehensive income for the period	**18 134**	19 989	43 196
Attributable to			
Owners of Sasol Limited	**18 040**	18 919	40 485
Non-controlling interests in subsidiaries	**94**	1 070	2 711
	18 134	19 989	43 196

1 Foreign currency translation reserve of R251 million (before minority interest) realised and reclassified to the income statement upon the liquidation of subsidiaries.

The notes on pages 7 to 16 are an integral part of these condensed consolidated interim financial statements.

SASOL INTERIM FINANCIAL STATEMENTS 2023 3

SASOL LIMITED GROUP

STATEMENT OF FINANCIAL POSITION
at

	Half year 31 Dec 22 Rm	Half year 31 Dec 21 Rm	Full year 30 Jun 22 Rm
Assets			
Property, plant and equipment[1]	**230 383**	217 614	221 308
Right of use assets	**12 452**	12 938	12 629
Goodwill and other intangible assets	**3 223**	2 703	3 051
Equity accounted investments	**13 255**	10 768	12 684
Post-retirement benefit assets	**682**	710	633
Deferred tax assets	**32 207**	27 930	31 198
Other long-term assets	**5 599**	6 682	5 789
Non-current assets	**297 801**	279 345	287 292
Inventories	**45 821**	36 290	41 110
Trade and other receivables	**41 267**	33 457	47 403
Short-term financial assets[2]	**1 778**	280	313
Cash and cash equivalents	**35 032**	30 771	43 140
Current assets	**123 898**	100 798	131 966
Assets in disposal groups held for sale[3]	**303**	14 013	290
Total assets	**422 002**	394 156	419 548
Equity and liabilities			
Shareholders' equity	**197 864**	166 029	188 623
Non-controlling interests	**4 272**	6 544	4 574
Total equity	**202 136**	172 573	193 197
Long-term debt[4]	**106 817**	83 578	82 500
Lease liabilities	**14 329**	14 172	14 266
Long-term provisions	**16 007**	18 052	16 550
Post-retirement benefit obligations	**10 154**	12 833	10 063
Long-term deferred income	**421**	397	372
Long-term financial liabilities[5]	**2 261**	2 083	276
Deferred tax liabilities	**11 261**	10 037	10 549
Non-current liabilities	**161 250**	141 152	134 576
Short-term debt[6]	**6 397**	27 097	24 184
Short-term financial liabilities[2]	**751**	5 006	6 851
Other current liabilities[7]	**51 263**	42 224	60 565
Bank overdraft	**203**	261	173
Current liabilities	**58 614**	74 588	91 773
Liabilities in disposal groups held for sale[3]	**2**	5 843	2
Total equity and liabilities	**422 002**	394 156	419 548

1 Includes capital expenditure (R16 billion), current year depreciation (R7 billion), net impairment (R6 billion) and translation of foreign operations (R6 billion).
2 The movement in short-term financial assets and liabilities is mainly due to the improved performance of commodity and currency derivative contracts.
3 December 2021 mainly relates to our 50% shareholding in ROMPCO, our shareholding in Central Térmica de Ressano Garcia S.A. (CTRG) and our paraffin based wax business in Hamburg, Germany that were classified as held for sale at 31 December 2021 and were subsequently sold.
4 The movement in long-term debt mainly relates to the drawdown on the revolving credit facility of R22,5 billion (US$1,3 billion), R2,1 billion raised under the domestic medium term note (DMTN) programme and the issue of a US$750 million convertible bond. The Convertible Bonds are hybrid financial instruments consisting of a non-derivative host representing the obligation to make interest payments and to deliver cash to the holder on redemption of the bond; and an embedded derivative financial liability (included in long-term financial liabilities) representing the conversion feature exercisable by the holder if the Sasol share price appreciates above a specified conversion price ahead of the maturity of the bond, subject to a cash settlement option. At inception the bond amounted to R11,1 billion and the embedded derivative amounted to R2,1 billion. The proceeds from the convertible bond were used primarily to repay a portion of the US$ term loan.
5 The current period includes the embedded derivative contained in the convertible bond issued in November 2022. The December 2021 amount includes a liability relating to the interest rate swap which was terminated in June 2022.
6 The movement in short-term debt mainly relates to the repayment of the outstanding debt on the previous DMTN programme (R2,2 billion) and the US$1 billion bond (R19 billion) in August 2022 and November 2022 respectively.
7 The movement in other current liabilities predominantly relates to payables at 30 June 2022 for crude oil derivatives that settled out of the money.

The notes on pages 7 to 16 are an integral part of these unaudited condensed consolidated interim financial statements.

SASOL INTERIM FINANCIAL STATEMENTS 2023 4

STATEMENT OF CHANGES IN EQUITY
for the period ended

	Half year 31 Dec 22 Rm	Half year 31 Dec 21 Rm	Full year 30 Jun 22 Rm
Balance at beginning of period	**193 197**	152 471	152 471
Movement in share-based payment reserve	**464**	634	1 318
Share-based payment expense	**503**	515	1 001
Deferred tax	**(101)**	38	154
Sasol Khanyisa transaction	**62**	81	163
Disposal of business	**–**	–	(2 689)
Total comprehensive income for the period	**18 134**	19 989	43 196
Other movements	**15**	(17)	(191)
Dividends paid to shareholders	**(9 295)**	(28)	(49)
Dividends paid to non-controlling shareholders in subsidiaries	**(379)**	(476)	(859)
Balance at end of period	**202 136**	172 573	193 197
Comprising			
Share capital	**9 888**	9 888	9 888
Retained earnings	**145 865**	115 282	139 251
Share-based payment reserve	**478**	733	1 314
Foreign currency translation reserve	**40 854**	42 053	37 753
Remeasurements on post-retirement benefit obligations	**780**	(1 502)	413
Investment fair value reserve	**(1)**	54	4
Cash flow hedge accounting reserve	**–**	(479)	–
Shareholders' equity	**197 864**	166 029	188 623
Non-controlling interests in subsidiaries	**4 272**	6 544	4 574
Total equity	**202 136**	172 573	193 197

The notes on pages 7 to 16 are an integral part of these condensed consolidated interim financial statements.

SASOL INTERIM FINANCIAL STATEMENTS 2023 5

SASOL LIMITED GROUP

STATEMENT OF CASH FLOWS
for the period ended

	Half year 31 Dec 22 Rm	Half year 31 Dec 21 Rm	Full year 30 Jun 22 Rm
Cash receipts from customers	**156 711**	119 734	266 324
Cash paid to suppliers and employees	**(135 393)**	(99 408)	(210 186)
Cash generated by operating activities[1]	**21 318**	20 326	56 138
Dividends received from equity accounted investments	**2 433**	1 541	3 043
Finance income received	**928**	404	986
Finance costs paid	**(2 740)**	(2 309)	(5 478)
Tax paid	**(8 084)**	(3 602)	(13 531)
Cash available from operating activities	**13 855**	16 360	41 158
Dividends paid[2]	**(9 287)**	(28)	(49)
Dividends paid to non-controlling shareholders in subsidiaries	**(379)**	(476)	(859)
Cash retained from operating activities	**4 189**	15 856	40 250
Total additions to non-current assets[3]	**(15 586)**	(10 563)	(23 269)
Additions to non-current assets	**(16 319)**	(10 235)	(22 713)
Increase/(decrease) in capital project related payables	**733**	(328)	(556)
Cash movements in equity accounted investments	**–**	(16)	(67)
Movements in assets held for sale	**10**	85	(549)
Proceeds on disposals and scrappings[4]	**335**	518	8 484
Acquisition of interest in equity accounted investments	**–**	–	(56)
Purchase of investments	**(54)**	(54)	(95)
Other net cash flow from investing activities[5]	**1 227**	309	475
Cash used in investing activities	**(14 068)**	(9 721)	(15 077)
Repayment of debt held for sale	**–**	(356)	(704)
Proceeds from long-term debt[6]	**37 687**	19	88
Repayment of long-term debt[7]	**(35 345)**	(6 461)	(12 086)
Payment of lease liabilities	**(1 195)**	(1 192)	(2 264)
Proceeds from short-term debt[8]	**1 318**	305	28
Repayment of short-term debt[8]	**(1 134)**	(314)	(15)
Cash generated by/(used in) financing activities	**1 331**	(7 999)	(14 953)
Translation effects on cash and cash equivalents	**410**	1 507	1 759
(Decrease)/increase in cash and cash equivalents	**(8 138)**	(357)	11 979
Cash and cash equivalents at the beginning of period	**42 967**	30 988	30 988
Reclassification to held for sale and other long-term investments	**–**	(121)	–
Cash and cash equivalents at the end of the period[9]	**34 829**	30 510	42 967

1 Includes movement in working capital – Increase in inventories of R4 003 million (December 2021 – R6 899 million; June 2022 – R12 281), decrease in trade receivables of R4 961 million (December 2021 increase of R177 million; June 2022 increase of R9 414) and decrease in trade payables of R3 254 million (December 2021 decrease of R511 million; June 2022 increase of R10 159 million).

2 Dividends paid relate to the final dividend of R14,70 per share declared for the year ended 30 June 2022.

3 Increase in additions to non-current assets is as a result of the ramp up of activities in Mozambique, additional expenditure with the focus on environmental, social and governance mandates, as well as the major shutdown at our Secunda site during the current reporting period.

4 June 2022 includes proceeds from the disposal of the Canadian shale gas assets, the European wax business, our interest in CTRG and 30% of our shareholding in ROMPCO.

5 December 2022 mainly relates to the Lake Charles Chemicals Project (LCCP) investment tax credit of R1,3 billion (US$76 million) that was received during the current reporting period.

6 Proceeds from long-term debt mainly relates to the drawdown on the revolving credit facility of R22,5 billion (US$1,3 billion), R2,1 billion raised under the DMTN programme and the issue of a R13,2 billion (US$750 million) convertible bond.

7 Relates mainly to the repayment of the outstanding debt on the previous DMTN programme (R2,2 billion) and the US$1 billion bond (R19 billion) in August 2022 and November 2022 respectively and a portion of the US$ term loan.

8 December 2022 relates mainly to the proceeds and repayment of short-term debt for the purchase of raw materials.

9 Includes bank overdraft balance.

The notes on pages 7 to 16 are an integral part of these condensed consolidated interim financial statements.

SASOL INTERIM FINANCIAL STATEMENTS 2023 6

SEGMENT REPORT
for the period ended

Segment analysis	Total turnover			Intersegmental turnover			External turnover		
	Half year 31 Dec 22 Rm	Half year 31 Dec 21 Rm	Full year 30 Jun 22 Rm	Half year 31 Dec 22 Rm	Half year 31 Dec 21 Rm	Full year 30 Jun 22 Rm	Half year 31 Dec 22 Rm	Half year 31 Dec 21 Rm	Full year 30 Jun 22 Rm
Energy business									
Mining	**14 219**	11 872	24 386	**(10 369)**	(9 475)	(18 016)	**3 850**	2 397	6 370
Gas	**5 551**	5 683	11 941	**(1 954)**	(1 770)	(4 152)	**3 597**	3 913	7 789
Fuels	**63 049**	41 439	102 964	**(1 305)**	(892)	(1 976)	**61 744**	40 547	100 988
Chemicals business									
Africa	**35 621**	30 819	67 275	**(1 300)**	(1 788)	(3 221)	**34 321**	29 031	64 054
America	**23 476**	18 133	41 926	**(239)**	(108)	(430)	**23 237**	18 025	41 496
Eurasia	**25 347**	26 087	55 419	**(346)**	(121)	(408)	**25 001**	25 966	55 011
Corporate centre	**–**	32	56	**–**	–	(26)	**–**	32	30
Group performance	**167 263**	134 065	303 967	**(15 513)**	(14 154)	(28 229)	**151 750**	119 911	275 738

	Revenue by major product line		
	Half year 31 Dec 22 Rm	Half year 31 Dec 21 Rm	Full year 30 Jun 22 Rm
Revenue by major product line			
Energy business	**69 534**	45 695	108 990
Coal[1]	**3 851**	2 397	6 370
Liquid fuels and crude oil[2]	**62 123**	39 597	96 036
Gas (methane rich and natural gas) and condensate[3]	**3 560**	3 701	6 584
Chemicals business	**82 313**	72 993	160 407
Advanced materials[4]	**4 671**	3 166	7 249
Base chemicals[5]	**25 940**	22 730	51 223
Essential care[6]	**33 700**	28 117	62 989
Performance solutions[7]	**18 002**	18 980	38 946
Other (Technology, refinery services)[8]	**863**	819	2 550
Revenue from contracts with customers	**152 710**	119 507	271 947
Revenue from other contracts[9]	**(960)**	404	3 791
Total external turnover	**151 750**	119 911	275 738

1 Derived from Mining segment.
2 Derived from Fuels segment.
3 Derived primarily from Gas segment.
4 Approximately 32% (December 2021 – 24%; June 2022 – 25%) of revenue from advanced materials is derived from Chemicals Africa while 52% (December 2021 – 61%; June 2022 – 58%)) is derived from Chemicals Eurasia and the remaining revenue is derived from Chemicals America.
5 Approximately 67% (December 2021 – 65%; June 2022 – 64%) of revenue from base chemicals is derived from Chemicals Africa while 33% (December 2021 – 35%; June 2022 – 36%) is derived from Chemicals America.
6 Approximately 63% (December 2021 – 69%; June 2022 – 68%) of revenue from essential care products is derived from Chemicals Eurasia and approximately 35% (December 2021 – 31%; June 2022 – 30%) is derived from Chemicals America, while the remaining revenue for December 2022 is derived from Chemicals Africa.
7 Approximately 7% (December 2021 – 23%; June 2022 – 21%) of revenue from performance solutions is derived from Chemicals Eurasia while approximately 81% (December 2021 – 72%; June 2022 – 71%) is derived from Chemicals Africa and 12% (December 2021 – 5%; June 2022 – 8%) is derived from Chemicals America. December 2021 percentages were updated based on volumes.
8 Relates primarily to the Gas, Fuels and Chemicals Eurasia segments.
9 Relates to the Fuels segment and includes franchise rentals, use of fuel tanks, fuel storage and Sasol Oil slate. The current year negative slate revenue is due to a reduction in the slate balance of R1,3 billion as a result of an over recovery in the basic fuel price charged to customers for the period 1 July 2022 to 31 December 2022.

SASOL INTERIM FINANCIAL STATEMENTS 2023 7

SASOL LIMITED GROUP

Segment analysis	Earnings before interest and tax (EBIT) Half year 31 Dec 22 Rm	Half year 31 Dec 21 Rm	Full year 30 Jun 22 Rm
Energy business			
Mining	**1 918**	2 026	3 456
Gas	**3 503**	7 619	14 622
Fuels	**5 103**	5 730	27 959
Chemicals business			
Africa	**8 994**	10 567	24 072
America	**270**	1 396	981
Eurasia	**313**	2 346	7 552
Corporate Centre[1]	**4 103**	(5 375)	(17 225)
	24 204	24 309	61 417

1 Includes gains of R4 780 million on the valuation of financial instruments and derivative contracts during the first half of 2023 compared to losses of R4 391 million in the prior period.

Segmental earnings performance[i, ii, iii]

Mining – targeting full potential safely

EBIT decreased by 5% to R1,9 billion compared to R2,0 billion in the prior period. The Mining segment was impacted by higher external coal purchases, Transnet Freight Rail (TFR) performance issues and inflationary pressures, offset by higher export coal prices and a weaker exchange rate.

Productivity of 930 ton per continuous miner per shift (t/cm/s) for the first half of 2023 was 5% lower than the first half of 2022 due to safety and operational stoppages initiated by the regulator as well as our own employees, to ensure that we maintain a safe working environment. To improve productivity, we are implementing the first phase of our full potential programme at the Syferfontein colliery following a comprehensive diagnostic review in 2022 after the implementation of our full calendar operations (FULCO).

Maintaining a healthy coal stockpile level for Secunda Operations (SO) remains a key focus. Our SO stockpile was approximately 1,9 million tons at the end of December 2022. Despite lower coal supply from suppliers who were impacted by electricity loadshedding and higher rainfall, external purchases were 16% higher than the first half of 2022. We are working very closely with our suppliers to ensure continuous supply and quality requirements are improved.

Export sales were 25% lower compared to the prior period mainly due to ongoing operational challenges at TFR and diversion of coal to SO.

Gas – drilling campaign progressing with better than expected yields

EBIT decreased to R3,5 billion in the reporting period compared to R7,6 billion in the prior period which included a R4,9 billion gain on the disposal of our Canadian shale gas assets. Excluding remeasurement items, our EBIT increased by 26% mainly due to higher gas prices impacted by stronger oil prices and the weaker exchange rate, lower cash fixed costs and a reduction in rehabilitation provisions driven largely by changes in discount rates, partly offset by asset disposals.

In Mozambique, the drilling campaign is progressing ahead of plan and continued with a good safety performance. However, gas production for the first half of 2023 was 2% lower than the prior period due to reduced demand from our own operations and the external market largely due to the ongoing power outages.

Fuels – financial performance supported by macroeconomic factors, partly offset by lower production

EBIT decreased by 11% to R5,1 billion compared to the prior period of R5,7 billion benefitting from macroeconomic factors, with higher crude oil prices, higher refining margins and weaker exchange rates and a recovery in demand. This was offset by lower production at SO and higher inflation, as well as an impairment of R8,1 billion recognised on the Secunda liquid fuels CGU due to an update in macroeconomic price assumptions, including higher electricity price forecasts and lower gas selling prices and an update to the short-term volume forecast to reflect near-term operational variability.

ORYX GTL's performance for the first half of 2023 was impacted by the delayed start-up of Air Separation Unit 2 following a fire in June 2022. The joint venture contributed R0,6 billion to EBIT, which was 36% lower than the prior period, with a utilisation rate of 60% during the reporting period compared to 91% in the prior period. The start-up of Air Separation Unit 2 was achieved with stable operations achieved on both trains. As part of the ongoing insurance claim, an interim payment of US$75 million to be recovered by ORYX GTL was agreed with the insurance market on 8 February 2023. The final settlement value is yet to be determined.

Liquid fuel sales were in line with the first half of 2022 due to improved demand from our direct marketing channels partly offset by the impact of plant interruptions at National Petroleum Refiners of South Africa (Pty) Ltd (Natref) and SO.

SASOL INTERIM FINANCIAL STATEMENTS 2023 8

SO’s production for the first half of 2023 was 2% lower than the first half of 2022, mainly due to the scheduled total shutdown and unplanned outages in this period, including an unprecedented heavy rainfall in November 2022 which resulted in a factory outage for several days. We are making good progress on improving the operational reliability and implementing measures to mitigate the impact of poor coal quality. Natref delivered an average run rate of 573 m³/h in the reporting period which was 3% lower than the prior period, mainly due to the unplanned shutdown in July 2022 resulting from crude oil supply shortages. Chemicals Africa – higher prices supporting profitability despite lower sales volumes EBIT of R9,0 billion was 15% lower compared to the prior period of R10,6 billion with the current and prior period impacted by remeasurement items. Excluding remeasurement items, EBIT increased by 9%. The average sales basket price for the current period was 5% higher than the prior period due to improved demand and higher oil prices. Sales volumes were 2% lower than the prior period mainly due to the scheduled total East factory shutdown at Secunda compared to a phase shutdown in the prior period and continued supply chain constraints as a result of the flood damage in KwaZulu-Natal in quarter 4 of 2022 and a strike at Transnet rail and port services in the second quarter of 2023. Chemicals Africa recognised an impairment loss of R932 million related to our Wax CGU largely due to higher costs to procure gas and lower sales volumes and prices due to an increasingly challenging market, compared to a reversal of impairment of R1,4 billion related to the Chemical Work-Up and Heavy Alcohols cash-generating unit in the prior period. Chemicals America – reduced earnings due to higher feedstock and energy cost, despite higher volumes EBIT of R270 million was 81% lower compared to the prior period of R1,4 billion and includes the impact of the reversal of the Tetramerization CGU impairment of R3,6 billion. The reversal is largely due to a sustained improvement in plant reliability that has increased the volumes available for sale while longer-term customer contracts have been signed, improving the overall profitability of the CGU. Excluding remeasurement items, EBIT decreased by more than 100% compared to the prior period with the current period impacted by low margins. The average sales basket price for the current period was 6% lower than the prior period largely due to inflationary pressure and weaker economic growth which negatively impacted demand for Base Chemicals’ products. Margins for Chemicals America were negatively impacted by continued high feedstock and energy prices. Mitigation actions have been implemented to protect unit margins and manage working capital. Despite operational outages, sales volumes for the current period were 18% higher than the prior period largely due to the turnaround of the ethylene cracker in the prior period. Chemicals Eurasia – lower revenue and earnings following declining volumes driven by weaker demand and higher energy costs EBIT of R313 million was 87% lower than the prior period of R2,3 billion with the current period impacted by remeasurement items. Excluding remeasurement items, EBIT decreased by 48% compared to the prior period mainly due to lower margins and sales volumes. Remeasurement items include an impairment loss for the full impairment of our plant in China by R876 million due to a combination of lower margins and higher costs largely due to the impact of the prolonged restrictions associated with China’s zero COVID-19 policy despite these restrictions recently being lifted. The average sales basket price for the current period was 25% higher than the prior period. The higher prices reflect the higher and still very volatile energy costs within Europe as a result of the war in the Ukraine. While sales prices were higher than the prior period, unit margins were negatively impacted by higher feedstock and energy prices. Mitigation actions have been implemented to protect unit margins and manage any potential reduction in gas supply. In addition, production rates at certain units have been reduced in response to lower demand and to avoid build-up of inventory. Sales volumes were 33% lower than the prior period, partly due to the disposal of the European Wax business at the end of February 2022. After normalising for the Wax transaction, the current period sales volumes decreased by 19% compared to the prior period. The decrease was largely due to continued reduced demand across most of the business divisions as a result of the ongoing war in the Ukraine, the impact of COVID-19 in China and a general weakening in the economic outlook especially in Europe related to higher inflation and rising interest rates. i Forward-looking statements are the responsibility of the Board and in accordance with standard practice, it is noted that these statements have not been reviewed and reported on by the company’s auditors. ii All comparisons to the prior period refer to the six months ended 31 December 2021. All numbers are quoted on a pre-tax basis, except for earnings attributable to shareholders. iii All other operational and financial measures (such as cash fixed cost) have not been reviewed and reported on by the company’s auditors. SASOL INTERIM FINANCIAL STATEMENTS 2023 9

SASOL LIMITED GROUP

OTHER INFORMATION

for the period ended		Half year 31 Dec 22	Half year 31 Dec 21	Full year 30 Jun 22
Capital commitments				
Capital commitments (subsidiaries and joint operations)	Rm	**42 952**	39 708	45 284
authorised and contracted	Rm	**46 344**	36 021	41 892
authorised, not yet contracted	Rm	**30 087**	31 690	35 830
less expenditure to date	Rm	**(33 479)**	(28 003)	(32 438)

for the period ended		Half year 31 Dec 22 Rm	Half year 31 Dec 21 Rm	Full year 30 Jun 22 Rm
Headline earnings				
Reconciliation of headline earnings				
Earnings attributable to owners of Sasol Limited		**14 577**	14 978	38 956
Effect of remeasurement items for subsidiaries and joint operations		**6 403**	(5 813)	(9 903)
Impairment of property, plant and equipment		**9 979**	49	70
Impairment of right of use assets		**110**	–	6
Impairment of goodwill and other intangible assets		**4**	–	1
Reversal of impairment of property, plant and equipment		**(3 649)**	(1 431)	(1 505)
Reversal of impairment of right of use assets		**–**	(12)	(15)
Reversal of impairment of other intangible assets		**–**	(1)	–
Profit on disposal of businesses[1]		**(471)**	(4 897)	(11 850)
(Profit)/loss on disposal of non-current assets		**(29)**	66	(65)
Profit on disposal of other assets		**–**	(63)	–
Loss on scrapping of non-current assets		**175**	476	3 366
Loss on sale and leaseback transactions		**–**	–	89
Write-off of unsuccessful exploration wells[2]		**284**	–	–
Tax effects and non-controlling interests		**(1 607)**	334	682
Effect of remeasurement items for equity accounted investments		**16**	–	–
Headline earnings		**19 389**	9 499	29 735
Headline earnings per share[3]	Rand	**30,90**	15,21	47,58
Diluted headline earnings per share	Rand	**30,28**	15,02	46,83

1 Includes a profit on partial disposal of an interest in the Area A5-A offshore exploration license in Mozambique (R266 million) and the realisation of foreign currency translation reserves following the liquidation of subsidiaries (R251 million).

2 Relates to the PSA Inhassoro Deep Prospect Well. In November 2022 the well was plugged and abandoned after drilling confirmed that it was dry.

3 Headline earnings per share refers to disclosure made in terms of the JSE Limited Listing Requirements.

SASOL INTERIM FINANCIAL STATEMENTS 2023 10

Basis of preparation The condensed consolidated interim financial statements for the six months ended 31 December 2022 have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 ‘Interim Financial Reporting’, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the South African Companies Act of South Africa 71 of 2008 (Companies Act), as amended, and the JSE Limited Listings Requirements. The condensed consolidated interim financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. In accordance with IAS 34 ‘Interim Financial Reporting’, we have included explanations of events and transactions which are significant to obtain an understanding of the changes in our financial position and performance since 30 June 2022. The condensed consolidated interim financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the company is sufficient to support the current operations for the next 12 months. These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative financial assets and liabilities and financial assets designated at fair value through other comprehensive income, are stated at fair value. The condensed consolidated interim financial statements are presented in South African rand, which is Sasol Limited’s functional and presentation currency. To the extent practicable, comparative information has been provided. Climate change Climate risk and other climate-related matters impact a number of key estimates within the financial statements. Where reasonable and supportable, management has considered the impacts of climate change within the financial statements including the estimates of future cash flows used in impairment assessments of non-current assets, useful lives of property, plant and equipment, capital commitments, the estimates of future profitability used in our assessment of the recoverability of deferred tax assets and the timing and amount of environmental obligations. There have been no significant updates to these estimates since 30 June 2022. IBOR reform A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The Group has exposure to the Johannesburg Interbank Average Rate (JIBAR) through certain debt instruments. The South African Reserve Bank (SARB) has indicated their intention to move away from JIBAR and to create an alternative reference rate for South Africa. The SARB commenced publishing the South African Rand Overnight Index Average (ZARONIA), the preferred successor rate that will replace JIBAR, on 3 November 2022. The ZARONIA is a financial benchmark that reflects the interest rate at which rand-denominated overnight wholesale funds are obtained by commercial banks. ZARONIA is based on actual transactions and calculated as a trimmed, volume-weighted mean of interest rates paid on eligible unsecured overnight deposits. Market participants are not yet using ZARONIA in financial contracts until such time as the SARB indicate otherwise. The duration of the observation period will be communicated in due time and may depend on the Market Practitioners Group’s information needs, transition plans, as well as the SARB’s decision regarding the cessation date for JIBAR. Accordingly, there is uncertainty surrounding the timing and manner in which the transition would occur and how this would affect various financial instruments held by the Group. The Group’s treasury function monitors and manages the transition to alternative rates and evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. Accounting policies The accounting policies applied in the preparation of these condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2022 except for the retrospective adoption of the following amendments which had an immaterial impact on the Group’s financial statements: ▪ Proceeds before Intended Use (Amendments to IAS 16 ‘Property, Plant and Equipment’); and ▪ Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’). The condensed consolidated interim financial statements appearing in this announcement are the responsibility of the Board. The Board take full responsibility for the preparation of the condensed consolidated interim financial statements. Hanré Rossouw, Chief Financial Officer, is responsible for this set of condensed consolidated interim financial statements and has supervised the preparation thereof in conjunction with the Senior Vice President: Financial Controlling and Governance, Feroza Syed CA(SA). The condensed consolidated interim financial statements were approved by the Board on 20 February 2023. SASOL INTERIM FINANCIAL STATEMENTS 2023 11

SASOL LIMITED GROUP

Disposal groups held for sale

The table below depicts the disposal groups held for sale at 31 December 2022:

		Half year 31 Dec 22 Rm	Half year 31 Dec 21 Rm	Full year 30 Jun 22 Rm
Assets in disposal groups held for sale	**Segment**			
Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)[1]	Gas	**–**	6 200	–
Central Térmica de Ressano Garcia S.A. (CTRG)[2]	Gas	**–**	3 283	–
Paraffin based wax business[3]	Chemicals Eurasia	**–**	4 262	–
Other	Fuels, Mining, Chemicals Africa and Chemicals Eurasia	**303**	268	290
		303	14 013	290
Liabilities in disposal groups held for sale	**Segment**			
Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)[1]	Gas	**–**	(1 509)	–
Central Térmica de Ressano Garcia S.A. (CTRG)[2]	Gas	**–**	(969)	–
Paraffin based wax business[3]	Chemicals Eurasia	**–**	(3 363)	–
Other	Fuels, Mining, Chemicals Africa and Chemicals Eurasia	**(2)**	(2)	(2)
		(2)	(5 843)	(2)

1 Divestment of 30% of our equity interest in the ROMPCO pipeline for a consideration comprising an amount of R4,1 billion, subject to certain adjustments, and a contingent consideration of up to R1 billion, which is receivable if certain agreed milestones are achieved by 30 June 2024. The fair value of the contingent consideration is valued at zero considering the low probability of meeting the milestones, this is assessed at each reporting period.

2 Our full shareholding in CTRG was disposed of to Azura Power Limited for a consideration of R2,6 billion (US$163,8 million).

3 Disposal of the Sasol paraffin based wax business located in Hamburg, Germany. The Fischer Tropsch Hard Wax business was carved out from this transaction and remains with Sasol.

Impairment/reversal of impairment

The Group's non-financial assets, other than inventories and deferred tax assets, are assessed for impairment indicators, as well as reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable or previous impairment should be reversed. All of the Group's CGUs were tested for impairment at 31 December 2022. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger CGU to which it belongs.

Management has considered the sensitivity of the impairment calculations to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments. Except when indicated below, reasonable changes to key assumptions would not result in a materially different outcome.

Cash Generating Unit (CGU)	Business Segment	Impairment/ (Reversal of impairment)
South African integrated value chain		
Secunda liquid fuels refinery	Fuels	**8 121**
South African Wax	Chemicals Africa	**932**
Chemicals Eurasia		
China Essential Care Chemicals (ECC)	Chemicals Eurasia	**876**
Chemicals America		
Tetramerization	Chemicals America	**(3 645)**
Other	Various	**160**
		6 444

SASOL INTERIM FINANCIAL STATEMENTS 2023 12

Fuels: Secunda liquid fuels refinery The recoverable amount of the Secunda liquid fuels refinery reduced to R23,8 billion after being negatively impacted by an update in macroeconomic price assumptions, including higher electricity price forecasts and lower gas selling prices. Management also updated its short-term forecast to reflect the current production trends impacted by coal quality for 2024 and 2025. The weighted average cost of capital (WACC) rate applied in calculating the recoverable amount increased marginally to 14,66% (30 June 2022: 14,41%). The recoverable amount of the CGU is highly sensitive to changes in Brent crude prices and the Rand/US$ exchange rate. The 5-year average crude oil price (Brent) applied decreased to US$90,11/bbl (30 June 2022: US$93,24/bbl) offset by a weakening of the Rand/US$ exchange rate to R16,37/US$ (30 June 2022: R15,95/US$). A US$1/bbl increase in the price of Brent crude and a R0,50 weakening in the Rand/US$ exchange rate will have a positive impact on the recoverable amount of R2,9 billion and R8,7 billion respectively. A movement in the above mentioned inputs in the opposite direction would result in a similar but negative impact on the recoverable amounts compared to the values disclosed above. An improvement of Secunda volumes by 100kt in both 2024 and 2025 improves the recoverable amount by approximately R900 million. Chemicals Africa: Wax CGU The full impairment on the Wax CGU in Southern Africa was driven by higher cost to procure gas and lower sales volumes and prices due to an increasingly challenging market environment. A WACC rate of 14,66% (30 June 2022: 14,41%) was applied in estimating the recoverable amount of the CGU. Chemicals Eurasia: China ECC The full impairment on the CGU was driven by a combination of lower unit margins and higher costs due largely to the impact of the prolonged restrictions associated with China’s zero COVID-19 policy, despite these restrictions recently being lifted. A WACC rate of 9,21% (30 June 2022: 9,02%) was applied in estimating the recoverable amount of the CGU. Chemicals America: Tetramerization CGU The Tetramerization CGU was impaired in 2019. More recently, a sustained improvement in plant reliability has increased the volumes available for sale while longer-term contracts signed with several customers improved the overall profitability of the cash-generating unit. A WACC rate of 8,33% (30 June 2022: 8,13%) was applied in estimating the recoverable amount of the CGU. Tax litigation and other legal matters Sasol Financing International (SFI)/South African Revenue Services (SARS) As reported previously, SARS conducted an audit over a number of years on SFI which performs an offshore treasury function for Sasol. The audit culminated in the issue by SARS of revised tax assessments, based on the interpretation of the place of effective management of SFI. A contingent liability of R2,7 billion (including interest and penalties) is reported in respect of this matter as at 31 December 2022. SARS dismissed Sasol’s objection to the revised assessments and Sasol appealed this decision to the Tax Court. In parallel Sasol launched a review application in respect of certain elements of the revised assessments in respect of which the Tax Court does not have jurisdiction. Sasol also brought a review application against the SARS decision to register SFI as a South African taxpayer. SFI and SARS have agreed that the Tax Court related processes will be held in abeyance, pending the outcome of the judicial review applications. The parties also agreed to combine the hearing of both review applications. The review applications were heard in the High Court on 16 and 17 November 2022 and the court decision remains pending. South African Gas price related litigation and regulatory processes The price at which piped-gas is sold in South Africa is regulated in terms of the Gas Act 2001, Act 48 of 2001 (Gas Act). In terms of this statute the National Energy Regulator of South Africa (NERSA) determines the maximum gas price on application by the applicable licensed trader. Sasol Gas (Pty) Ltd (Sasol Gas) is a licensed trader in terms of the Gas Act. NERSA made maximum price decisions for Sasol Gas in 2013, 2017 and 2021. The initial two decisions were overturned following legal review applications by Industrial Gas Users Association of Southern Africa (IGUA-SA) and the most recent decision made by NERSA in 2021 is subject to a further review application by IGUA-SA in the High Court. In terms of the 2021 NERSA Maximum Gas Price decision NERSA approved maximum gas prices for the period from 2014 up to 2021 and determined the way in which the maximum prices are to be determined for 2022 and 2023. Sasol Gas applied the 2022 price as approved by NERSA. Pending the ongoing engagements between Sasol Gas and NERSA relating to the determination of the 2023 price, Sasol Gas continues to apply the 2022 gas price of R68,39/gigajoule without any change. During 2022, Sasol Gas was informed of certain complaints by customers to the Competition Commission relating to alleged anticompetitive practices in the market for piped gas supply in South Africa. As part of the proceedings in relation to these investigations, the Competition Commission issued a summons against Sasol Gas for the submission of information to the Commission. Sasol Gas launched a review application in the Competition Tribunal to review and overturn the summons or to suspend it pending the determination of the question of the applicable jurisdiction of the Competition Commission and NERSA by the Competition Appeal Court. IGUA-SA during August 2022 filed an application with the Competition Tribunal to interdict and restrain Sasol from increasing its gas prices above the current NERSA approved maximum price applicable to 2022. Sasol Gas opposes this application on the basis that it should not be prevented from charging gas prices that are compliant with valid price decisions by NERSA. Both the legal review application and the interdict application were heard by the Competition Tribunal at the beginning of February 2023. The Tribunal will hand down its decisions in these matters in due course. SASOL INTERIM FINANCIAL STATEMENTS 2023 13

Securities class action against Sasol Limited and some of its current and former executive directors A class action lawsuit was filed against Sasol Limited and several of its current and former officers in a Federal District Court in New York (the Court) on 5 February 2020. The lawsuit alleged that Sasol violated US federal securities laws by making false and/or misleading public statements regarding Sasol’s LCCP between 2015 and 2020, specifically with respect to timing, costs, and control procedures. The Court dismissed the claims based on alleged misrepresentations about the effectiveness of internal controls over financial reporting and the management of the LCCP but found that the portions of the case related to the allegations of violations of US securities laws based on alleged misrepresentations about LCCP cost estimates and schedules could move forward. In December 2021, Sasol and the plaintiffs agreed to schedule and attend mediation in an attempt to settle the lawsuit. The mediation occurred on 16 and 17 February 2022 and the parties reached a provisional settlement. The settlement was approved by the Court on 18 August 2022, bringing the matter to a close. Sasol’s Directors and Officers liability insurers confirmed coverage under the policies for this matter and have paid certain of Sasol’s litigation costs. The settlement amount was approximately R400 million (US$24 million) which amount was paid in full by the insurers. Other litigation and tax matters From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business. A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the Group’s financial results. Related party transactions The Group, in the ordinary course of business, entered into various sale and purchase transactions on an arm’s length basis at market rates with related parties. Subsequent events There were no events that occurred subsequent to 31 December 2022. Financial instruments Fair value Fair value is determined using valuation techniques as outlined unless the instrument is listed in an active market. Where possible, inputs are based on quoted prices and other market determined variables. Fair value hierarchy The table below represents significant financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 31 December 2022. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13. Level 1 Quoted prices in active markets for identical assets or liabilities. Level 2 Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly). Level 3 Inputs for the asset or liability that are unobservable. SASOL LIMITED GROUP SASOL INTERIM FINANCIAL STATEMENTS 2023 14

Financial instrument	Half year 31 Dec 22 Carrying value Rm	Half year 31 Dec 22 Fair value Rm	Full year 30 Jun 22 Carrying value Rm	Full year 30 Jun 22 Fair value Rm	Valuation method	Significant inputs	Fair value hierarchy of inputs
Measured at fair value							
Commodity and currency derivative assets	**1 719**	**1 719**	247	247	Forward rate interpolator model, appropriate currency specific discount curve, expected cash flows, numerical approximation	Foreign exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices, crude oil prices	Level 2
Commodity and currency derivative liabilities	**(737)**	**(737)**	(6 845)	(6 845)			
Qxygen supply contract embedded derivative assets[1]	**620**	**620**	621	621	Forward rate interpolator model, discounted expected cash flows, numerical approximation, as appropriate	US PPI Index, US labour Index, US Dollar and ZAR treasury curves, Rand zero swap discount rate, Interpolated EUR/ZAR forward rate	Level 3
Oxygen supply contract embedded derivative liabilities[1]	**(150)**	**(150)**	(282)	282			
Convertible bond embedded derivative liability[2]	**(2 125)**	**(2 125)**	–	–	Quoted bond market prices and binomial tree approach	Conversion price ($20,39), spot share price (R269,43), converted to USD at the prevailing USD/ZAR FX spot rate (R17,01/US$), observable bond market price, volatility (29,95%)	Level 3
Measured at amortised cost							
Listed US$ conventional bonds	**(64 529)**	**(58 174)**	(78 076)	(71 667)			
Listed US$ convertible bond[3]	**(10 887)**	**(11 246)**	–	–			
Unlisted long-term debt	**(35 599)**	**(35 641)**	(26 758)	(26 824)			

1 Relates to the US labour and inflation index and ZAR/EUR exchange rate embedded derivatives contained in the SO long-term gas supply agreements. A fair value gain of R147 million was recorded in Other operating expenses and income for the period.

2 Relates to the embedded derivative contained in the US$750 million convertible bond issued on 8 November 2022. An unrealised fair value loss of R121 million was recorded in Other operating expenses and income while a translation gain of R85 million was recorded in the foreign currency translation reserve for the period.

3 The fair value of the amortised cost component of the US$ Convertible Bond is based on the quoted price of the instrument after separating the fair value of the derivative component.

There were no transfers between levels for recurring fair value measurements during the period. There was no change in valuation techniques compared to the previous financial period. For all other financial instruments, fair value approximates carrying value.

SASOL INTERIM FINANCIAL STATEMENTS 2023 15

SASOL LIMITED GROUP

Sensitivity analysis

Oxygen supply contract embedded derivatives

The fair value of the embedded derivative financial instrument contained in a long-term oxygen supply contract to our SO is impacted by a number of observable and unobservable variables at valuation date. The sensitivities provided below reflect the impact on fair value through profit or loss as a result of movements in the significant input variables utilised for valuation purposes.

		Increase/(decrease) in profit	
Input	Change in input	**Half year 31 Dec 22 Rm**	Full year 30 Jun 22 Rm
US$/Rand Spot price	+R1/US$	**(481)**	(513)
	-R1/US$	**481**	513
US$ Swap curve	+0,10%	**81**	86
	-0,10%	**(83)**	(87)
Rand Swap curve	+1,00%	**(768)**	(786)
	-1,00%	**888**	911

Convertible bond embedded derivative

Although many inputs into the valuation are observable, the valuation method separates the fair value of the derivative from the quoted fair value of the US$ Convertible Bond by adjusting certain observable inputs. These adjustments require the application of judgement and certain estimates. Changes in the relevant inputs impact the fair value gains and losses recognised. This instrument is most sensitive to changes in the calibrated volatility. The sensitivities provided below reflect the impact on fair value through profit or loss as a result of movements in volatility.

		Increase/(decrease) in profit	
	Change	**Half year 31 Dec 22 Rm**	Full year 30 Jun 22 Rm
Calibrated volatility	+5%	**(466)**	–
	-5%	**466**	–

SASOL INTERIM FINANCIAL STATEMENTS 2023 16

Registered office:	Sasol Place, 50 Katherine Street, Sandton, Johannesburg, 2190 Private Bag X10014, Sandton, 2196, South Africa	
Share registrar:	JSE Investor Services Proprietary Limited 13th Floor, 19 Ameshoff Street, Braamfontein, 2001, Republic of South Africa PO Box 4844, Johannesburg, 2000, Republic of South Africa Tel: 0800 800 010, Email: sasol@jseinvestorservices.co.za	
JSE Sponsor:	Merrill Lynch South Africa Proprietary Limited t/a BoFA Securities	
Directors (Independent Non-executive):	Mr SA Nkosi (Chairman), Mr MJ Cuambe (Mozambican), Ms MBN Dube, Dr M Flöel (German), Ms KC Harper (American), Ms GMB Kennealy, Ms NNA Matyumza, Ms MEK Nkeli, Mr A Schierenbeck (German), Mr S Subramoney, Mr S Westwell (British)^ ^Lead independent director	
Directors (Executive):	Mr FR Grobler (President and Chief Executive Officer), Mr VD Kahla (Executive Director and Executive Vice President: Strategy, Sustainability and Integrated Services), Mr HA Rossouw (Chief Financial Officer)	
Company Secretary:	Ms M du Toit	
Company registration number:	1979/003231/06, incorporated in the Republic of South Africa	
Income tax reference number:	9520/018/60/8	
Ordinary shares	**JSE**	**NYSE**
Share code:	SOL	SSL
ISIN:	ZAE000006896	US8038663006
Sasol BEE Ordinary shares		
Share code:	SOLBE1	
ISIN:	ZAE000151817	
American depository receipts (ADR) program:		
Cusip number 803866300	ADR to ordinary share 1:1	
Depositary:	J.P. Morgan Depositary Receipts, 383 Madison Avenue, Floor 11, New York, NY 10179, United States of America	

Sandton, 20 February 2023

SASOL INTERIM FINANCIAL STATEMENTS 2023 17

Disclaimer - Forward-looking statements Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic, and measures taken in response, on Sasol’s business, results of operations, markets, employees, financial condition and liquidity; the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and GHG emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 31 August 2022 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ending 30 June. Any reference to a calendar year is prefaced by the word “calendar”. Comprehensive additional information is available on our website: www.sasol.com SASOL LIMITED GROUP SASOL INTERIM FINANCIAL STATEMENTS 2023 18

www.sasol.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2023	By:	/sgd/ M du Toit
	Name:	M du Toit
	Title:	Group Company Secretary